

January 14, 2015

<u>Via E-mail</u>
Mr. Vincent S. LoPriore
Chief Executive Officer and Director
Pinkbrick Holdings Inc.
c/o Central Park Advisors, LLC
733 Third Avenue, 15th Floor
New York, NY 10017

> **Re: Pinkbrick Holdings Inc.**
> **Registration Statement on Form 10**
> **Filed December 18, 2014**
> **File No. 0-55335**

Dear Mr. LoPriore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. Pinkbrick Holdings Inc. or Pinkbrick will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If Pinkbrick does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

2. Provide a discussion of any other blank check company or special purpose acquisition company or SPAC in which Middlebury Securities, LLC or Middlebury, your promoters or management, or persons engaged in management-type activities have been involved. Discuss also those that they are likely to be involved with in the future. The discussion should include the name of any other blank check company or SPAC, provide a brief description of any acquisition made by any other blank check company or SPAC, the current trading market of any post-combination entity, and the benefits received by the registrant's promoters and management or persons engaged in management-type activities from association with any other blank check company or SPAC. We note the disclosure on page 2 that Middlebury may assist you with due diligence in identifying a business combination target and that Messrs. Vincent S. LoPriore and Thomas G. Folise, who are your directors, officers, and majority stockholders, work at Middlebury.

3. We note that management does not intend to undertake any efforts to cause a market to develop in your securities, either debt or equity, until you have successfully concluded a business combination. However, please disclose whether Middlebury will seek to make a market in your securities at any time.

4. Revise your disclosure on pages 1 and 6-7 and elsewhere as appropriate to disclose clearly that your current cash resources are insufficient to fund your operating needs over the next 12 months, if true.

Form of Acquisition, page 4

5. Provide more detail on how Pinkbrick will proceed in seeking out a business combination target, addressing matters such as the manner of the solicitation of prospective investors, the number of persons who will be contacted or solicited and their relationship to Pinkbrick.

6. We note that you do not currently intend to retain any entity to act as a "finder." However, please indicate whether, in the event of retaining a finder, Pinkbrick may pay cash finder's fees and/or whether Pinkbrick may issue securities as finder's fees.

7. Disclose whether Pinkbrick may merge with or acquire another company in which its promoters, management, or promoters' or management's affiliates or associates, directly or indirectly, have an ownership interest. If Pinkbrick's corporate policy does not permit such related party transactions, explain the basis for the policy. Further, add disclosure on whether Pinkbrick's promoters and management are aware of any circumstances under which it may change this corporate policy.

8. For any merger with or acquisition of another company, address these matters:

- The degree of control/level of ownership that Pinkbrick would have in a merger with or acquisition of another company.

- If Pinkbrick may acquire a 50% or less interest, discuss whether/how the 1940 Act would apply to Pinkbrick.

- Define and explain the minimal transaction value required of any target company in a merger or acquisition by Pinkbrick.

- The effect of Pinkbrick's reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

Security Ownership of Certain Beneficial Owners and Management, page 8

9. Disclose whether there are lock-up agreements between the principal shareholders to ensure that they will not sell their shares until a business transaction is completed, and, if so, describe the material terms of the lock-up agreements. Additionally, file any lock-up agreements as exhibits to the Form 10.

Directors and Executive Officers, page 8

10. Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

11. Identify all promoters of Pinkbrick, and indicate that these are the only promoters of Pinkbrick.

Executive Compensation, page 9

12. Disclosure on page 10 states that you have verbally agreed that the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake any proposed transaction. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 10. For guidance you may wish to refer to Question 146.04 in the Regulation S-K of our Compliance and Disclosure Interpretations available on the Commission's website.

Certain Relationships and Related Transactions, and Director Independence, page 10

13. Tell us what consideration you have given to providing disclosure relating to promoters and control persons. In your response, address specifically your relationship with Middlebury and its principals as it appears that they may be promoters of Pinkbrick. See Item 404(c) of Regulation S-K.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

                          Very truly yours,

                          /s/ Craig E. Slivka, for

                          Pamela A. Long
                          Assistant Director

<u>Via E-mail</u>
David N. Feldman, Esq.
Richardson & Patel, LLP
405 Lexington Avenue, 49th Floor
New York, NY 10174